UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Conversion of Notes

As disclosed on the Report of Foreign Private Issuer on Form 6-K of Powerbridge Technologies Co., Ltd. (the “Company”) filed on November 6, 2020, the transaction contemplated by certain securities purchase agreement (the “Note SPAs”) closed on October 27, 2020 and the Company issued the unsecured convertible promissory note in the aggregate principal amount of $50,000,000 (the “Note”) to certain “non-U.S. Persons” (the “Note”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the Note SPAs.

Pursuant to the Note SPA, the Company agreed to sell the Notes with a maturity date of 12 months, an interest rate of 6.0% per annum, and a conversion price (“Holder Conversion Price”) equal to the lesser of i) $2.00 per share or ii) 75% of the daily VWAPs (as reported by Bloomberg) for the ten (10) consecutive trading days ending on the trading day that is immediately prior to the date of Holder Conversion Notice (as defined in the Note), which shall not be lower than $1.80 (the “Floor Price”).

All Note Holders delivered the Conversion Notices to the Company on November 12, 2020. On November 16, 2020, the Company issued an aggregate of 27,777,776 restricted ordinary shares, par value $0.00166667 per share, of the Company (“Ordinary Shares”), to the Note Holders in reliance on Regulation S of the Securities Act.

As of the date of this report, there are 45,777,318 Ordinary Shares currently issued and outstanding.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

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